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COLUMBIA MANAGEMENT.                          Columbia Management Services, Inc.
PO Box 8081
Boston, MA 02266-8081

April 25, 2006

Dear Columbia Fund Shareholder,

At Columbia Management, we periodically evaluate our mutual fund offerings as part of a broader effort to best address the needs of fund shareholders. As a result of this review, management has proposed mergers of several of our funds, including a merger of both Columbia Florida Intermediate Municipal Bond Fund and Columbia Texas Intermediate Municipal Bond Fund into Columbia Intermediate Municipal Bond Fund. This proposal has been approved by the funds' Board of Trustees and is subject to shareholder approval at a special meeting scheduled for September 6, 2006. A supplement to your prospectus announcing the proposed merger is enclosed.

In approving the merger, the Trustees of your fund considered, among other things, overlap in the portfolio management teams (with respect to the Columbia Florida Intermediate Municipal Bond Fund only), greater diversification of holdings with little or no loss of state tax benefits (neither Texas nor Florida has a state personal income tax, although Florida has a general intangibles tax) and opportunities for expense savings.

As a shareholder of the fund you can expect to receive in July a prospectus/proxy statement for the shareholder meeting. We urge you to review that document carefully for details of the proposed merger, and complete and return your proxy ballot. The merger is expected to be tax-free for federal income tax purposes.

If approved by shareholders, the merger is tentatively scheduled for mid to late September 2006; Columbia Florida Intermediate Municipal Bond Fund and Columbia Texas Intermediate Municipal Bond Fund will remain open for additional purchases through the close of business on the day of the merger.

We thank you for investing in Columbia Funds and look forward to serving your investment needs for many years to come. If you have any questions, please contact your financial advisor or a customer service representative at 800.345.6611.

Sincerely,

/s/ Christopher L. Wilson

Christopher L. Wilson
Head of Mutual Funds, Columbia Management

PLEASE CONSIDER THE OBJECTIVES, RISKS, CHARGES AND EXPENSES OF ANY COLUMBIA FUND CAREFULLY BEFORE INVESTING. THE FOREGOING IS NOT AN OFFER TO SELL, NOR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COLUMBIA INTERMEDIATE MUNICIPAL BOND FUND, NOR IS IT A SOLICITATION OF ANY PROXY. FOR MORE INFORMATION REGARDING COLUMBIA INTERMEDIATE MUNICIPAL BOND FUND, OR TO RECEIVE A FREE COPY OF A PROSPECTUS/PROXY STATEMENT RELATING TO THE PROPOSED MERGER ONCE A REGISTRATION STATEMENT RELATING TO THE PROPOSED MERGER HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND BECOME EFFECTIVE, PLEASE CALL 1-800-345-6611 OR VISIT THE FUND'S WEBSITE AT WWW.COLUMBIAFUNDS.COM. THE PROSPECTUS/PROXY STATEMENT (WHEN AVAILABLE) WILL CONTAIN IMPORTANT INFORMATION ABOUT FEES, EXPENSES AND RISK CONSIDERATIONS. THE PROSPECTUS/PROXY STATEMENT WILL ALSO BE AVAILABLE FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE (WWW.SEC.GOV). PLEASE READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING ANY INVESTMENT DECISIONS.

Columbia Management is the primary investment management division of Bank of America Corporation. Columbia Management entities furnish investment management services and advise institutional and mutual fund portfolios. Columbia Funds and CMG Funds are distributed by COLUMBIA MANAGEMENT DISTRIBUTORS, INC., member NASD and SIPC. Columbia Management Distributors, Inc. is part of Columbia Management and an affiliate of Bank of America Corporation.

                                                     SHC-22/109435-0406 06/25002

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  NOT FDIC        MAY LOSE VALUE
  INSURED    ------------------------
                NO BANK GUARANTEE
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